August 21, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Will Mastrianna

Re:	Loop Industries, Inc.
Registration Statement on Form S-3 File No. 333-226789

Acceleration Request
Requested Date: August 23, 2018 Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Loop Industries, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-226789) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Megan J. Baier at (212) 497-7736.

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Sincerely, LOOP INDUSTRIES, INC.

By:	/s/ Frank Zitella
Frank Zitella Chief Financial Officer

cc:	Antonella Penta
Loop Industries, Inc. Martin J. Waters Megan J. Baier Wilson Sonsini Goodrich & Rosati, P.C. Robert C. Kim Ballard Spahr LLP

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